FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM and Eatoni Sign Agreement	3

Document 1

October 10, 2007

FOR IMMEDIATE RELEASE

RIM and Eatoni Sign Agreement

Waterloo, ON - Research In Motion (“RIM”) and Eatoni Ergonomics, Inc. (“Eatoni”) have agreed to work jointly on the next generation of predictive text technology in ambiguous keyboards. As part of their new relationship, Eatoni has granted RIM a license in its United States Patent No. 6,885,317 (the “’317 Patent”), titled “Touch-typable Devices Based on Ambiguous Codes and Methods to Design Such Devices”, and RIM has made an equity investment in Eatoni.

The new working relationship between RIM and Eatoni stems from a settlement agreement relating to a declaratory judgment action filed by RIM against Eatoni that sought a judgment of non-infringement and invalidity of the ‘317 Patent and a countersuit filed by Eatoni against RIM that claimed infringement. The parties met in accordance with the court’s mediation process and common goals were identified, which led to the settlement.

In accordance with the new relationship, the claims brought by RIM and Eatoni have been mutually dismissed with prejudice. The parties have agreed to keep further details of the settlement confidential.

About Eatoni

Eatoni specializes in the design of optimized hardware and software for ambiguous keyboards. Its designs include reduced keyboards optimized to look and feel like a full qwerty keyboard. Eatoni is based in New York City, and has been making text entry on handheld devices easier to use since 1998. Eatoni products have been integrated into a wide range of products and platforms, including remote controls, cordless phones, and cell phones. Over 20 million Eatoni-enable devices have been made. Eatoni customer manufacturers include CCT, DeTeWe, Dial Face, Inventel, Philips, RTX, Sagem, Siemens, and vTech.

Eatoni also makes applications based on its text entry methods, including for the Symbian and Brew platforms. An Eatoni application, Eatoni Mail, is distributed by Verizon in the US, the Dominican Republic, and Puerto Rico, by Movistar in Ecuador, Peru, and Venezuela, as well as by Movilnet, Centennial, nTelos, and Unefon.

Eatoni’s products are covered by a portfolio of US and international patents. Licenses to use Eatoni's technology are available from Eatoni. The Eatoni, LetterWise, EQx, and families of related marks, images and symbols are the exclusive properties and trademarks of Eatoni Ergonomics, Inc. Eatoni assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

For more information on Eatoni, visit www.eatoni.com, or write contact@eatoni.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

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RIM Investor Contact:

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 10, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations